Exhibit 99.1

CureVac Expands Lead RNA Cancer Program Phase 1 Trial in Advanced Melanoma

•	CV8102 recommended dose identified; expansion trial to confirm safety, tolerability, and efficacy
•	Trial expansion focuses on advanced melanoma, an indication of high medical need

TÜBINGEN, Germany / BOSTON, USA – February 4, 2021 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), today announced the start of an expansion of the ongoing Phase 1 study with its lead RNA-based cancer drug candidate, CV8102. Initial results from the dose-escalation part in four solid cancer types were presented at the SITC conference in 2020. CV8102 had shown promising evidence of efficacy after intratumoral application as a single agent, and in combination with systemic anti-PD-1 antibody treatment. Translation of a locally induced immune response into a systemic immune response was observed in several patients, showing the ability of CV8102 to impact injected as well as distant lesions. The objective of the expansion is to confirm safety, tolerability, and efficacy of CV8102 in patients with advanced melanoma at 600µg, the selected dose to be advanced in a Phase 2 clinical trial. Furthermore, the trial expansion will evaluate the effects of CV8102 on systemic and intratumoral immune markers, which will provide additional clinical insights on CV8102’s mode of action.

“Initial clinical data in cancer has demonstrated the ability of our RNA immunomodulator to trigger a systemic immune response attacking cancer not only at the site of injection but also in other areas of the body,” said Ulrike Gnad-Vogt, Senior Vice President Area Head Oncology at CureVac. “The CV8102 trial expansion is expected to provide further insights into clinical efficacy and mechanism of action in patients with advanced PD-1 refractory melanoma, an indication with a high unmet medical need. We are very pleased to see CV8102 progress to the next stage, an important step to further leverage the potential of immunostimulating RNA therapeutics in oncology.”

The expansion part of the trial will enrol 30 patients with PD-1 refractory melanoma, who will receive intratumoral injections of CV8102 in combination with PD-1 antibodies, as well as 10 patients who will be treated with CV8102 only. Initially, CV8102, with or without co-administration of anti-PD-1 treatment, will be injected weekly for five weeks, followed by three injections at two- or three-week intervals depending on the anti-PD-1 antibody schedule. Patients showing evidence of clinical benefit are eligible for further injections for up to 12 months.

About CV8102

CV8102 is a noncoding single stranded RNA complexed with a cationic peptide and functions as a strong immunomodulator based on TLR (toll-like receptor) 7/8 and RIG-1 (retinoic-acid-inducible protein 1) activation. It is designed to modulate the tumor microenvironment following intratumoral injection and to translate a local immune response towards released tumor antigens into a systemic immune response to control both injected as well as distant lesions. The currently ongoing Phase 1 dose escalation study is assessing tolerability as well as activity of CV8102 in the dose range of 25 to 900 µg. It is administered as both a single agent and in combination with systemic anti-PD-1 antibodies for the intratumoral treatment of four types of solid tumors: cutaneous melanoma, adenoid cystic carcinoma, squamous cell carcinoma of the skin, and squamous cell carcinoma of the head and neck. Initial results from the dose-escalation study presented at the SITC conference in November 2020 showed that the 600µg dose was tolerated without dose limiting toxicities as a single agent and in combination with anti-PD-1 antibodies. Preliminary evidence of efficacy was observed in the single agent and combination group, with several patients showing responses of distant noninjected lesions.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

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